
October 1, 2024

Glenn Richter
Chief Financial & Business Transformation Officer
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019-2960

> **Re: International Flavors & Fragrances Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-04858**

Dear Glenn Richter:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Industrial Applications and Services